WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.

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NSAR B  12/31/99
Variable Investors Series Trust

Question 77B-Matters submitted to a vote of security holders


A Special Meeting of Shareholders of the Growth & Income Portfolio of Variable Investors Series Trust was held on June 23, 1999.

The matter voted upon and the results of the voting were as follows:

To approve a New Sub-Advisory Agreement between First Variable Advisory Services Corp. and a direct or indirect U.S. investment advisory subsidiary of Credit Suisse Group (the "New Sub-Adviser"), such New Sub-Advisory
Agreement to contain the same terms and conditions as the Current Investment Sub-Advisory Agreement, except for the dates of execution and termination and the identification of the New Sub-Adviser.

For:			Against:		Abstain:
1,492,056.681		40,258.775		149,256.115





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